UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 2, 2021

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

FOR BATCHES:

Exhibit No. 1	Total Voting Rights dated 04 May 2021
Exhibit No. 2	Publication of Suppl.Prospcts dated 04 May 2021
Exhibit No. 3	AGM Statement dated 05 May 2021
Exhibit No. 4	New Articles of Association dated 05 May 2021
Exhibit No. 5	Holding(s) in Company dated 07 May 2021
Exhibit No. 6	Publication of Information Memorandum dated 10 May 2021
Exhibit No. 7	Director/PDMR Shareholding dated 10 May 2021
Exhibit No. 8	Director/PDMR Shareholding dated 11 May 2021
Exhibit No. 9	Publication of Final Terms dated 13 May 2021
Exhibit No. 10	Holding(s) in Company dated 17 May 2021
Exhibit No. 11	Publication of Pricing Supplements dated 21 May 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: June 2, 2021

By: /s/ Karen Rowe --------------------------------
Karen Rowe
Assistant Secretary

Exhibit No. 1

4 May 2021
Barclays PLC
Total Voting Rights
In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 30 April 2021, Barclays PLC's issued share capital consists of 16,993,429,021 Ordinary shares with voting rights.
There are no Ordinary shares held in Treasury.

The above figure (16,993,429,021) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 2

Publication of Base Prospectus Supplement

The following base prospectus supplement ("Prospectus Supplement") has been approved by the Financial Conduct Authority and the International Securities Market and is available for viewing:

Prospectus Supplement No. 1 dated 4 May 2021 to the Base Prospectus dated 11 March 2021 for the Barclays PLC £60,000,000,000 Debt Issuance Programme ("Base Prospectus").

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5162X_1-2021-5-4.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Prospectus Supplement. In accessing the Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus and the Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Prospectus Supplement you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Prospectus Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus and the Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Prospectus Supplement, you shall be deemed to have represented that you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) or that you are a QIB, and that you consent to delivery of the Prospectus Supplement and any supplements thereto via electronic publication.

You are reminded that the Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus Supplement to any other person.

The Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus and the Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 3

5 May 2021

Barclays PLC

AGM Statements

Chairman's 2021 AGM statement

Good morning.  This is my second Annual General Meeting and I can tell you that I am as disappointed as you are that we are not able to meet in person. Whereas last year we had less time to re-plan, this year we have been able to set things up so that we have a so-called hybrid annual general meeting, with all of the Board in attendance - some here in person - and shareholders able to join remotely, submit live questions as well as questions in advance and vote in real time using the online platform.

We hope that the successful medical fightback against Covid continues and that we are able to meet in person next year.

You will hear shortly from Jes, who is going to cover in some detail the Barclays response to the pandemic. He will talk about how we have sought to help customers and clients respond to the economic situation into which we were all thrown early last year. He will also describe the resilience of the bank, financially and operationally, and the way in which we have navigated the crisis so as to be able to post reasonable results for 2020.  We are also starting to look beyond the crisis and Jes will talk about the four or five priority investment areas for the future.

We are very pleased to have ended the year with a core capital ratio of over 15% as well as being able to start paying dividends again. We have completed our £700m buyback and, as you will have seen from last Friday's announcement, 2021 has started well with every division reporting a return on tangible equity in double digits. There is still much uncertainty but it is heartening to see both good results and the benefits of the group's diversified strategy paying off.

I will not duplicate anymore with Jes' comments, but I would like to cover one topic which is certainly on Jes' mind, and that is to thank the 85,000 colleagues at Barclays who have stood together and performed so resiliently over the last year. This has been a tough time for many, often personally, and we take off our hats to all of them, whether they have been coming into a branch or office or working from home. A big thank you.

Before handing over to Jes, can I touch on some of the bigger societal matters which concern the bank and its people, perhaps more profoundly than is sometimes understood.

The bank has reset its purpose this year to "We deploy finance responsibly to support people and businesses, acting with empathy and integrity, championing innovation and sustainability, for the common good and the long term." Purpose statements are cheap.  What is harder to deliver is to make sure that one really thinks about purpose before taking decisions, large or small. We are now on a very open journey internally to bring purpose to life. We will be helped by the fact that the fantastic group of people we work with naturally get our purpose. The job of the management and the Board is to make sure that the organisation facilitates and accelerates this journey and that shareholders understand what we are doing, including the relevant short term challenges and costs. Over time, we are totally convinced that there is no clash between purpose and taking into account the interests of stakeholders, on the one hand, and the generation of long-term value, on the other.

Let me take the environment. A year ago we recognised that the bank was not in a very good place here and we committed to aligning our financing portfolio to the goals of the Paris Agreement, with an ambition to becoming net zero by 2050, with which I'm sure most of you are familiar. You provided overwhelming support for this when voting in favour of the resolution we proposed at last year's AGM.  We know that we have to do more and go further, in two respects. First we have to deliver - extend our approach to other sectors, collect more data and report the outcomes as we reduce the impact of our financing activity on the planet, whether in total carbon emissions or carbon efficiency. Secondly, we need to lift the bar higher with some regularity. With that in mind, I can tell you now that we plan to come back to shareholders next year with a so-called Say on Climate advisory vote on our approach and progress including additional targets and sectors, and updated policies for important parts of the fossil fuel landscape.  We are aware that there are a range of views on the approach to Say on Climate advisory votes, so we will develop our approach on the back of proactive consultation with shareholders and other stakeholders later on this year. We know that not everybody believes we are committed to delivering on this, so we need to make sure that our commitments, policies, and our reporting data are sufficiently robust to refute that doubt.

We will also, as I said in my letter to shareholders in the Annual Report, be paying more attention to the S in ESG. Like many businesses we have to do, and will do, more to embrace diversity and eliminate discrimination. Our retail customer work is, I can assure you, conducted by people who feel passionately about the well-being of those customers, the more so if they are in distress, financial or otherwise. We don't always get things right, but we seek to do ever better. At the heart of our response is a project which we call Mindset. The organisation revealed a capacity for speed, efficiency, and I hope empathy, in response to the crisis, that was remarkable. We proved that this capacity is already a part of our DNA, and that we can make it a part of how we serve customers, every day.

Please take these few words as a description of where we want to get to. Perhaps you never completely get there - whether on climate or diversity and inclusion - there is always more that can be done. However, I'm convinced that with this leadership team and the great colleagues around the world that Barclays will continue to do better for the communities which it serves and that that will underpin its success and value in the future.

I'll now hand over to Jes.

Chief Executive's 2021 AGM statement

Good morning everyone, and welcome to our Annual General Meeting.

I am sorry we are once again prevented from meeting in person. I know you will appreciate that the current circumstances mean a physical AGM is impossible.

We have nevertheless worked hard to offer up our hybrid format and, regardless of whether you are joining us in person or digitally, you should feel confident you can put forward your views and have them recorded and responded to appropriately.

When we met last year, the COVID-19 pandemic was only just beginning.

The crisis has caused huge economic harm and uncertainty, and brought a lot of hardship and stress for millions of people. It has also brought tragedy to many families, including among friends and colleagues at Barclays. In common with other companies, it has tested our resilience as a business and our values as a corporate citizen.

Hopefully, with vaccination programmes advancing globally, we can now start to see the beginning of the end of this terrible pandemic. During the course of this year, I am hopeful we can start to return to a more normal way of life.

As I reflect on the last year, I remain incredibly proud of the way Barclays stood tall during the crisis, delivering on the priorities we set for ourselves at the start of the pandemic.

We have tried to support our customers, clients and communities, particularly those that were most vulnerable to the impacts of the virus.

We have supported our employees, recognising the challenges they faced on both a personal and professional level.

And we have preserved our financial integrity as an institution, staying profitable in every quarter of 2020 and carrying that performance into a record first quarter of this year.

I want to take a moment to recognise the work of our colleagues in particular.

From our branches, to our trading floors, to our call centres, thousands of Barclays' staff continued to go into the office, while many thousands more had to adapt quickly to remote working in order to keep Barclays delivering for its stakeholders.

For those who were unable to work during the pandemic, I am pleased we were able to pay people in full, as well as offer financial support for things like childcare and self-quarantine.

Our colleagues were the driving force that enabled us to play our part in containing the damage that this terrible disease has caused. Thanks to them, Barclays made a real difference in a lot of lives at a time when it was sorely needed.

Over the course of the year, we provided over 680,000 payment holidays to our customers, waived around £100 million in interest and overdraft fees and committed a further £100 million to charities supporting the most vulnerable through our Community Aid Package.

That support continues where our help is needed, most recently with a £1m donation to charity partners in India to buy medical supplies for communities still facing real hardship there.

We also helped our clients raise £1.5 trillion in the global capital markets in the last three quarters of last year, and we have extended close to £30 billion to British companies through the UK Government lending schemes. In many cases, that meant businesses were able to keep working and employing people throughout the crisis.

Through a difficult year, I am pleased at how resilient our performance proved.

Our decisions to help vulnerable customers and clients, to protect jobs for our employees and to build in exceptionally strong impairment reserves, all meant that our overall profitability in 2020 was lower than we would like. Group profit before tax for the Full Year was £3.1bn, with a Group Return on Tangible Equity of 3.2%, including 9.5% for our Corporate and Investment Bank.

We are now starting to see profitability improve significantly.

We delivered well beyond our RoTE target of greater than 10% in Q1, with a Group Return on Tangible Equity of close to 15%. Indeed, all three of our major lines of business delivered a Return on Tangible Equity that was greater than 10%, which is a level of profitability the bank has not had in over a decade.

We also remain focused on costs, applying good discipline over the course of the year, while still investing in growth. Our 2020 cost to income ratio was 64%, and was 61% in the first quarter of this year. We continue to target a Group cost to income ratio of below 60% over time.

We also remain in a strong capital position, with a CET1 ratio of 14.6%. We anticipate some capital headwinds in 2021, but we nevertheless remain significantly above our CET1 ratio target of between 13 and 14% and well above our minimum regulatory requirement, with £8.8bn of provisions set aside for impairments.

I am pleased that the strength of our business has allowed us to re-establish capital distributions, with the Board approving a total payout equivalent to 5p per share in February 2021, comprising a 1p per share 2020 full year dividend and a £700m share buyback, which completed in April. We will be providing a further update on capital distributions in due course.

Over the year, our performance has benefitted significantly from our business model as a British universal bank. This gives us balance between consumer banking and wholesale banking.

Our consumer businesses felt the impact of the pandemic most acutely, with Barclays UK income down 14% last year and Consumer Cards and Payments down 22% primarily caused by lower credit card balances.

At the same time, in our wholesale business, Corporate and Investment Banking income was up 22%, driven by Markets and Banking delivering standout income performances, up 45% and 8% respectively in 2020.

That left Barclays International up 8% overall, stabilising Group income at a time of stress and helping us deliver resilient performance through a difficult macroeconomic cycle.

We have carried the benefits of this diversification into the first quarter of this year. The Corporate and Investment Bank had another strong quarter, achieving a Return on Tangible Equity of roughly 18%.

Geographically, almost half of our income now comes from outside the UK, while well over half is non-interest income, continuing to position us well in the current low rate environment.

This income composition continues to show our British universal banking model working well.

We remain focused on the sustainable impact of our business, and on meeting our ambition to be a net zero bank by 2050.

Last month, we were pleased to join other banks in forming the Glasgow Financial Alliance for Net Zero, ahead of the COP 26 climate summit later this year.

As part of our commitment to aligning all of our financing to the goals of the Paris Agreement, we announced in November 2020 that we have started to apply our BlueTrack methodology to the Energy and Power sectors in our financing portfolio. In March, we announced we are extending BlueTrack to include two further sub-sectors, Cement and Metals, and we will continue to add sectors in this way until our entire portfolio is covered.

We are also actively helping clients with the transition to a low carbon economy. For example, we have recently advised National Grid on a series of large transactions that will significantly enhance their central role in the delivery of the UK's net zero targets.

As the global economy begins to emerge from the pandemic, I am optimistic about the trajectory for recovery.

We are seeing some positive signs in our Spend data, drawn from our UK consumer cards, and from merchant acquiring, which together tracks nearly 40% of all consumer transactions in the UK.

In addition to the improving Q1 trend, we saw a 72% uplift in the number of payments processed by businesses in the first two weeks of April, compared to the same time last year. Encouragingly, spending in some of the hardest hit sectors, including hospitality and travel, is starting to pick up.

As consumer spending increases, we expect there will be growth in unsecured lending balances, though it will take time to rebuild interest-earning balances.

Mortgage growth also remains robust, with applications continuing to stay at elevated levels throughout Q1 and pricing at attractive margins. We have grown the mortgage book by £3.6bn in the first quarter, one of the strongest quarters ever.

Looking ahead, I am also optimistic about our prospects to grow our company, strengthen our existing diversification and deliver more to shareholders.

We have clear strategic growth priorities.

First, we will continue to invest in our role as a major participant in the global capital markets that drive the world's economic growth. These markets are themselves growing as businesses and institutions increasingly turn to them for funding. Barclays is now the only British global investment bank with a leading presence in both the US and UK, competing at scale as many of our European competitors pull away. We want to build from this position, increasing our market share in debt and equity underwriting.

Second, we want to accelerate the geographic roll out of Barclays' commercial banking expertise, adding to our historic strength in the UK by targeting expansion in mainland Europe and the US. In doing so, we will help companies around the world manage their core financial needs, from liquidity management, to payments processing, to trade finance.

Third, we will invest in the expansion of our wealth management business in the UK. Central to this is the extension of access to our investment platform and advice services to eligible banking customers. We should be a major provider to hundreds of thousands more UK consumers as they plan for the future and invest in more attractive returning assets.

And finally, we are investing in our consumer banking and payments businesses. Looking at our business by activity rather than division, Barclays' income now comes from one of three sources: Lending; Transacting; and Payments. That third leg, Payments, now accounts for some 8% of the Group's total income or £1.7bn last year. Taken as a whole, we believe payments can generate an additional £900m of income over the next three years.

We also know there are parts of our business that face long-term strategic challenges.

Beyond the immediate impacts of the pandemic, UK retail banking continues to operate in a near-zero interest rate environment, with lower charges for services and many core banking provisions available for free. Barclays UK has a strong position in the market and returning it to sustainable profitability is a priority.

Specifically, we need to deliver a better, more digital bank for consumers and small businesses; we need to continue to focus on running the business efficiently; and we need to increase our commercial engagement with customers.

But we shouldn't forget that Barclays UK is a business that, in the relatively benign circumstances of the decade prior to 2020, regularly produced RoTEs averaging in the high teens. It remains a very good business, with strong fundamentals, and I expect to see performance improve markedly as the economy returns to normal.

So in summary, let me say again how pleased I am with our performance over the past year.

With a strong balance sheet and competitive market positions across the Group, as well as encouraging prospects to grow our business and provide improved returns for shareholders, I believe we are well-placed for the future.

At the same time, I am proud to be able to say that Barclays did the right thing throughout the pandemic. This crisis is not over, but it is my view that we did much to live up to our 330-year heritage in the way we supported our communities throughout the pandemic.  Now, as the economic recovery takes hold, we have an opportunity to play our full part in supporting the recovery.

Thank you.

  - ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

About Barclays

Barclays is a British universal bank.  We are diversified by business, by different types of customer and client, and geography.  Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.  For further information about Barclays, please visit our website home.barclays

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by members of the management of the Group (including, without limitation, during management presentations to financial analysts) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group's future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, capital distributions (including dividend pay-out ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. The forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by: changes in legislation; the development of standards and interpretations under IFRS, including evolving practices with regard to the interpretation and application of accounting and regulatory standards; the outcome of current and future legal proceedings and regulatory investigations; future levels of conduct provisions; the policies and actions of governmental and regulatory authorities; the Group's ability along with government and other stakeholders to manage and mitigate the impacts of climate change effectively; geopolitical risks; and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entity within the Group or any securities issued by such entities; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK's exit from the European Union (EU), the effects of the EU-UK Trade and Cooperation Agreement and the disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Group's business or operations; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group's control. As a result, the Group's actual financial position, future results, capital distributions, capital, leverage or other regulatory ratios or other financial and non-financial metrics or performance measures may differ materially from the statements or guidance set forth in the Group's forward-looking statements. Additional risks and factors which may impact the Group's future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2020), which are available on the SEC's website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibit No. 4

5 May 2021
Barclays PLC
Disclosure of rights attached to equity shares
On 5 May 2021, the shareholders of Barclays PLC approved the adoption of new Articles of Association (the "New Articles of Association").

In compliance with Listing Rule 9.2.6ER(1), the Company has forwarded to the UK Financial Conduct Authority for publication a copy of the New Articles of Association, which is the document that sets out the terms and conditions on which its listed equity shares were issued.

A copy of the New Articles of Association has been submitted to the National Storage Mechanism and will shortly be available for inspection at
https://data.fca.org.uk/#/nsm/nationalstoragemechanism
.

- ENDS -
For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

About Barclays
Barclays is a British universal bank. We are diversified by business, by different types of customer and client, and geography. Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group. For further information about Barclays, please visit our website home.barclays.

Exhibit No. 5

TR-1: Standard form for notification of major holdings
1. Issuer Details

ISIN
GB0031348658

Issuer Name
BARCLAYS PLC

UK or Non-UK Issuer
UK

2. Reason for Notification

An acquisition or disposal of voting rights; An acquisition or disposal of financial instruments

3. Details of person subject to the notification obligation

Name
Sherborne Investors Management LP

City of registered office (if applicable)
New York

Country of registered office (if applicable)
United States

Name	City of registered office	Country of registered office
Sherborne Investors Management GP, LLC	New York	United States of America
Stephen Welker	New York	United States of America
Edward Bramson	New York	United States of America
4. Details of the shareholder

Name	City of registered office	Country of registered office
Whistle Investors II LLC c/o Corporation Service Company	Wilmington	United States of America
Whistle Investors LLC c/o Corporation Service Company	Wilmington	United States of America
SIGC, LP (Incorporated)	St Peter Port	Guernsey
5. Date on which the threshold was crossed or reached

04-May-2021

6. Date on which Issuer notified

06-May-2021

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	0.000000	0.000000	0.000000	0
Position of previous notification (if applicable)	2.08%	3.93%	6.01%
8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB0031348658		0		0.000000
Sub Total 8.A	0		0.000000%
8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Right to recall lent shares			0	0.000000
Sub Total 8.B1			0	0.000000%
8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2
9. Information in relation to the person subject to the notification obligation

  2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Edward Bramson	Sherborne Investors Management GP, LLC	0.000000	0.000000	0.000000
Stephen Welker	Sherborne Investors Management GP, LLC	0.000000	0.000000	0.000000
Edward Bramson	Sherborne Investors Management LP	0.000000	0.000000	0.000000
Stephen Welker	Sherborne Investors Management LP	0.000000	0.000000	0.000000
Edward Bramson	Sherborne Investors Management (Guernsey) LLC	0.000000	0.000000	0.000000
Stephen Welker	Sherborne Investors Management (Guernsey) LLC	0.000000	0.000000	0.000000
10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

Sherborne Investors Management LP is an investment adviser registered with the United States Securities and Exchange Commission under the U.S. Investment Advisers Act 1940. Sherborne Investors Management (Guernsey) LLC, as a wholly owned subsidiary of Sherborne Investors Management LP, is registered and regulated under the U.S. Investment Advisers Act 1940 as an investment adviser relying on the registration of its parent, Sherborne Investors Management LP.

12. Date of Completion

06-May-2021

13. Place Of Completion

London

Exhibit No. 6

Publication of Information Memorandum

The following information memorandum (the "Information Memorandum") has been submitted to the International Securities Market and is available for viewing:

Information Memorandum dated 7 May 2021 for the Barclays PLC A$10,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1098Y_1-2021-5-10.pdf

A copy of the Information Memorandum has been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Information Memorandum available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Information Memorandum. In accessing the Information Memorandum, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE INFORMATION MEMORANDUM MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE INFORMATION MEMORANDUM MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE INFORMATION MEMORANDUM IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY DEBT INSTRUMENTS ISSUED OR TO BE ISSUED PURSUANT TO THE INFORMATION MEMORANDUM HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY DEBT INSTRUMENTS ISSUED OR TO BE ISSUED PURSUANT TO THE INFORMATION MEMORANDUM MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Barclays PLC is not a bank or authorised deposit-taking institution which is authorised under the Banking Act 1959 (Commonwealth of Australia) ("Australian Banking Act"). The Debt Instruments are not obligations of the Australian Government or any other government and, in particular, are not guaranteed by the Commonwealth of Australia. Barclays PLC is not supervised by the Australian Prudential Regulation Authority. An investment in any Debt Instrument issued by Barclays PLC will not be covered by the depositor protection provisions in section 13A of the Australian Banking Act and will not be covered by the Australian Government's bank deposit guarantee (also commonly referred to as the Financial Claims Scheme). Debt Instruments that are offered for issue or sale or transferred in, or into, Australia are offered only in circumstances that would not require disclosure to investors under Parts 6D.2 or 7.9 of the Corporations Act 2001 of Australia and issued and transferred in compliance with the terms of the exemption from compliance with section 66 of the Australian Banking Act that is available to Barclays PLC.

Please note that the information contained in the Information Memorandum may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Information Memorandum is not addressed. Prior to relying on the information contained in the Information Memorandum you must ascertain from the Information Memorandum whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Information Memorandum or make an investment decision with respect to any Debt Instruments issued or to be issued pursuant to the Information Memorandum, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Information Memorandum, you shall be deemed to have represented that you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and that you consent to delivery of the Information Memorandum and any supplements thereto via electronic publication.

You are reminded that the Information Memorandum has been made available to you on the basis that you are a person into whose possession the Information Memorandum may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Information Memorandum to any other person.

The Information Memorandum does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Information Memorandum constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Debt Instruments issued or to be issued pursuant to the Information Memorandum, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Information Memorandum has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Information Memorandum made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 7

10 May 2021
Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	Deputy Head of Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group Share Incentive Plan notified Barclays PLC that it acquired and now holds Shares on behalf of the individual described above.  The Shares acquired include an allocation of Shares as matching shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.778 per Share	1,349
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-05-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group Share Incentive Plan notified Barclays PLC that it acquired and now holds Shares on behalf of the individual described above.  The Shares acquired include an allocation of Shares as matching shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.778 per Share	674
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-05-07
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:
Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 8

11 May 2021

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	Deputy Head of Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.821 per Share	300,000
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2021-05-11
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+ 44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 9

Publication of Final Terms

The following final terms are available for viewing:

1.  Final Terms in relation to Barclays PLC's issue of EUR 1,250,000,000 1.106 per cent. Fixed Rate Resetting Senior Callable Notes due May 2032 (the "Final Terms 1"); and

2.   Final Terms in relation to Barclays PLC's issue of EUR 750,000,000 Floating Rate Senior Callable Notes due May 2026 (the "Final Terms 2") (together the "Final Terms"),each issued under the Barclays PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view Final Terms 1, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5835Y_1-2021-5-13.pdf

To view Final Terms 2, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5835Y_2-2021-5-13.pdf

Copies of the above documents have been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the links above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Final Terms referred to above must be read in conjunction with the base prospectus dated 11 March 2021 (as supplemented by the prospectus supplement dated 4 May 2021) which together constitute a base prospectus (the "Prospectus") for the purposes of Regulation (EU) 2017/1129, as amended or superseded.

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS AND THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS AND THE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or the Prospectus you must ascertain from the Final Terms and the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you and any customers you represent are not U.S. persons, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms have been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 10

TR-1: Standard form for notification of major holdings
1. Issuer Details

ISIN
GB0031348658

Issuer Name
BARCLAYS PLC

UK or Non-UK Issuer
UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name
Norges Bank

City of registered office (if applicable)
Oslo

Country of registered office (if applicable)
Norway
4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

14-May-2021

6. Date on which Issuer notified

17-May-2021

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	2.998400	0.000000	2.998400	507831628
Position of previous notification (if applicable)	3.004	0.000000	3.004	521031852
8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB0031348658	507831628		2.998400
Sub Total 8.A	507831628		2.998400%
8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1
8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2
9. Information in relation to the person subject to the notification obligation

  1. Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

17 May 2021

13. Place Of Completion

Oslo, Norway

Exhibit No. 11

Publication of Pricing Supplements

The following pricing supplements are available for viewing:

1.  Pricing Supplement in relation to Barclays PLC's issue of A$150,000,000 2.064 per cent. Fixed-to-Floating Rate Debt Instruments due May 2027 (the "Pricing Supplement 1");

2.  Pricing Supplement in relation to Barclays PLC's issue of A$250,000,000 Floating Rate Debt Instruments due May 2027 (the "Pricing Supplement 2"); and

3.  Pricing Supplement in relation to Barclays PLC's issue of A$200,000,000 3.382 per cent. Fixed-to-Floating Rate Debt Instruments due May 2032 (the "Pricing Supplement 3") (together the "Pricing Supplements"), each issued under the Barclays PLC A$10,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view Pricing Supplement 1, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4841Z_1-2021-5-21.pdf

To view Pricing Supplement 2, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4841Z_2-2021-5-21.pdf

To view Pricing Supplement 3, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4841Z_3-2021-5-21.pdf

Copies of the above documents have been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Pricing Supplements available by clicking on the links above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Pricing Supplements. In accessing the Pricing Supplements, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Pricing Supplements referred to above must be read in conjunction with the information memorandum dated 7 May 2021 (the "IM").

THE PRICING SUPPLEMENTS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PRICING SUPPLEMENTS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE PRICING SUPPLEMENTS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY DEBT INSTRUMENTS ISSUED OR TO BE ISSUED PURSUANT TO THE PRICING SUPPLEMENTS AND THE IM HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY DEBT INSTRUMENTS ISSUED OR TO BE ISSUED PURSUANT TO THE PRICING SUPPLEMENTS AND THE IM MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Barclays PLC is not a bank or authorised deposit-taking institution which is authorised under the Banking Act 1959 (Commonwealth of Australia) ("Australian Banking Act"). The Debt Instruments are not obligations of the Australian Government or any other government and, in particular, are not guaranteed by the Commonwealth of Australia. Barclays PLC is not supervised by the Australian Prudential Regulation Authority. An investment in any Debt Instrument issued by Barclays PLC will not be covered by the depositor protection provisions in section 13A of the Australian Banking Act and will not be covered by the Australian Government's bank deposit guarantee (also commonly referred to as the Financial Claims Scheme). Debt Instruments that are offered for issue or sale or transferred in, or into, Australia are offered only in circumstances that would not require disclosure to investors under Parts 6D.2 or 7.9 of the Corporations Act 2001 of Australia and issued and transferred in compliance with the terms of the exemption from compliance with section 66 of the Australian Banking Act that is available to Barclays PLC.

Please note that the information contained in the Pricing Supplements and the IM referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Pricing Supplements and/or the IM) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Pricing Supplements and/or the IM is not addressed. Prior to relying on the information contained in the Pricing Supplements and/or the IM you must ascertain from the Pricing Supplements and the IM whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Pricing Supplements or make an investment decision with respect to any Debt Instruments issued or to be issued pursuant to the Pricing Supplements, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Pricing Supplements, you shall be deemed to have represented that you and any customers you represent are not U.S. persons, and that you consent to delivery of the Pricing Supplements via electronic publication.

You are reminded that the Pricing Supplements have been made available to you on the basis that you are a person into whose possession the Pricing Supplements may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Pricing Supplements to any other person.

The Pricing Supplements do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Pricing Supplements constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Debt Instruments issued or to be issued pursuant to the Pricing Supplements, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Pricing Supplements have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Pricing Supplements made available to you in electronic format and the hard copy versions available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.